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                           December 8, 2021

       Byron C. Wiley
       President
       Wiley Area Development LLC
       572 Breckenridge Way
       Beavercreek, OH 45430

                                                        Re: Wiley Area
Development LLC
                                                            Post-qualification
Amendment No. 3 to Offering Statement on Form 1-A
                                                            Filed November 30,
2021
                                                            File No. 024-11010

       Dear Mr. Wiley:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services